Delisting Determination,The Nasdaq Stock Market, LLC,
August 7, 2008, Grand Toys International, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the American depositary shares of Grand Toys International, Inc.
(the Company), effective at the opening of the trading session on August 18, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4320(e)(12). The Company was notified of the Staffs determination on July 8, 2008. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 17, 2008.